UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

PEACE ARCH ENTERTAINMENT GROUP INC.

1867 Yonge Street, Ste. 650

Toronto, Ontario

M4S 1Y5

Telephone: (416) 783-8383

Item 2.

Date of Material Change

June 24, 2008

Item 3.

Press Release

A press release was issued in Toronto, Ontario on June 24, 2008 by Filing Services Canada under section 7.1 of National Instrument 51-102 re: publication of material change.  It is attached as Schedule A to this report.

Item 4.

Summary of Material Change

On June 24, 2008 – Peace Arch® Entertainment Group Inc. (“Peace Arch”), announced the signing of an agreement with London-based ContentFilm plc (AIM:CFL) that will integrate both companies’ U.S. home entertainment businesses, effective July 1, 2008.  The new venture will combine Peace Arch® Home Entertainment and ContentFilm’s Allumination Filmworks (“Allumination”), creating one of the largest independent DVD distributors in the U.S. marketplace.  The new entity will utilize Allumination’s full service distribution center in South Carolina for all of its distribution requirements in the U.S. market.  With the increase in product throughput, the joint venture enables the expansion of the facility’s operations creating cost efficiencies and economies of scale.  The South Carolina distribution center will continue to provide all fulfillment, reverse logistics and vendor managed inventory analysis for the new venture’s titles, as well as those from third party suppliers.  Peace Arch anticipates that the joint venture’s overhead will be approximately 30% less than the combined companies’ overhead prior to the transaction.

Item 5.

Full Description of Material Change

See a copy of the press release attached as Schedule A hereto.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Mara Di Pasquale, Chief Financial Officer, (416) 783-8383 Ext. 222.

Item 9.

Date of Report

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 25th day of June, 2008

Schedule A

For Immediate Release

contact: Roy Bodner

svp marketing & communications

310.776.7208 or rbodner@peacearch.com

Peace Arch® Entertainment and ContentFilm

Merge their U.S. Home Entertainment Operations

Peace Arch® Home Entertainment and Allumination Filmworks

Ally for U.S. DVD Distribution

Toronto – June 24, 2008 – Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company, today announced the signing of an agreement with London-based ContentFilm plc (AIM:CFL) that will integrate both companies’ U.S. home entertainment businesses, effective July 1, 2008.  The new venture will combine Peace Arch® Home Entertainment and ContentFilm’s Allumination Filmworks, creating one of the largest independent DVD distributors in the U.S. marketplace.

The business will operate under the Peace Arch Home Entertainment, LLC banner, and will be managed by the current Peace Arch Home Entertainment management team, led by its President, Berry Meyerowitz.  The venture will fortify key operational areas through anticipated synergies and efficiencies in sales, marketing, acquisitions, finance and operations.  The new entity will be one of only a handful of independent companies with a direct vendor relationship with Wal*Mart Stores Inc. in both the U.S. and Canada.

Jeff Sagansky, Peace Arch Entertainment Group Inc. Chief Executive Officer said, “This merger will create one of the leading independent home entertainment companies in the U.S. and will add significant scale to Peace Arch's worldwide distribution capabilities.”

John Schmidt, ContentFilm plc Chief Executive Officer said, “We are delighted to be in business with Berry and his well respected colleagues at Peace Arch Home Entertainment.  The merger is an extremely positive opportunity for both companies.  The growth achieved by Peace Arch over the last few years is a testament to the strength of its home entertainment division and we look forward to combining with Berry and his team to make our jointly owned operation a thriving success.”

Berry Meyerowitz, Peace Arch Home Entertainment President said, “Our Company’s recent expansion into the U.S. market has resulted in significant growth in our home entertainment business, and this merger further reinforces our commitment to increasing shareholder value.”

The new entity will utilize Allumination’s full service distribution center in South Carolina for all of its distribution requirements in the U.S. market.  With the increase in product throughput, the joint venture enables the expansion of the facility’s operations creating cost efficiencies and economies of scale.  The South Carolina distribution center will continue to provide all fulfillment, reverse logistics and vendor managed inventory analysis for the new venture’s titles, as well as those from third party suppliers.

Peace Arch anticipates that the joint venture’s overhead will be approximately 30% less than the combined companies’ overhead prior to the transaction.

The merger is structured so that Peace Arch and ContentFilm will each retain ownership of its existing catalogs, totaling more than 1,000 titles, and that these programs, in addition to all newly acquired titles, will be distributed by the new venture.  Peace Arch will also exploit all of the combined entity’s rights in the U.S. television and digital market, and all acquired titles with Canadian distribution rights.  Peace Arch will also sell motion pictures acquired through the joint venture that are intended for international theatrical release, and ContentFilm will sell any television, direct-to-DVD and library titles acquired by the new venture in the International marketplace.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

About ContentFilm plc

ContentFilm plc (AIM: CFL) is a pre-eminent owner of media rights supported by strong film, TV and digital sales divisions.  Further information on the Company and details of the individual titles that make up the Company’s available library is at: www.contentfilm.com

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June 25, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.